Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated July 31, 2012

Relating to Preliminary Prospectus dated July 31, 2012

Registration No. 333-182942

Standard Pacific Corp.

Concurrent Offerings of

12,500,000 Shares of Common Stock, par value $0.01 per share

(the “Common Stock Offering”)

and

$220,000,000 1.25% Convertible Senior Notes due 2032

(the “Notes Offering”)

The information in this pricing term sheet supplements the information in (i) the preliminary prospectus supplement dated July 31, 2012 relating to the Common Stock Offering, including the documents incorporated by reference therein (the “Common Stock Prospectus Supplement”), (ii) the preliminary prospectus supplement dated July 31, 2012 relating to the Notes Offering, including the documents incorporated by reference therein (the “Notes Prospectus Supplement”), and (iii) the related base prospectus dated July 31, 2012.

Issuer:	Standard Pacific Corp.

Exchange/Symbol for the Issuer’s common stock:	NYSE: SPF

Trade Date:	August 1, 2012

Expected Settlement Date:	August 6, 2012

Joint Book-Running Managers:	J.P. Morgan Securities LLC, Citigroup Global Markets Inc., Credit Suisse Securities (USA) LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated

Co-Managers:	BNP Paribas Securities Corp., Comerica Securities, Inc., Mitsubishi UFJ Securities (USA), Inc.

Common Stock Offering

Security:	Common stock, par value $0.01 per share, of the Issuer

Offering size:	12,500,000 shares

Over-Allotment Option:	15% (1,875,000 shares)

Distribution:	SEC Registered

Last Reported Sale Price of Common Stock on the NYSE on July 31, 2012:	$5.67 per share

Public Offering Price:	$5.67 per share

CUSIP/ISIN Numbers:	CUSIP: 85375C101 ISIN: US85375C1018

Notes Offering

Security:	Convertible Senior Unsecured Notes

Guarantors:	Certain wholly-owned, domestic subsidiaries of the Issuer

Offering size:	$220 million aggregate principal amount

Over-Allotment Option:	15% ($33 million)

Distribution:	SEC Registered

Maturity Date:	August 1, 2032

Optional Redemption:	At any time on or after August 5, 2017 and prior to the maturity date, Issuer may redeem the notes for cash, in whole or in part, from time to time, for a redemption price equal to 100% of the principal amount of the notes to be redeemed, plus any accrued and unpaid interest (including additional interest, if any) to, but excluding, the redemption date.

Repurchase at Option of Holder:	Holders may require Issuer to purchase all or any portion of their notes for cash on each of August 1, 2017, August 1, 2022 and August 1, 2027, for a repurchase price equal to 100% of the principal amount of the notes to be repurchased, plus any accrued and unpaid interest (including additional interest, if any) to, but excluding, the repurchase date.

Interest Rate:	1.25%

Issue Price:	$1,000

Interest Payment Dates:	February 1 and August 1 of each year, commencing February 1, 2013

Regular Record Dates:	January 15 and July 15

Reference Price:	$5.67

Initial Conversion Rate:	123.7662

Initial Conversion Premium:	Approximately 42.5%

Initial Conversion Price:	Approximately $8.08

CUSIP/ISIN Numbers:	CUSIP: 85375C BC4 ISIN: US85375CBC47

Adjustments to Conversion Rate upon Conversion upon a Make-Whole Fundamental Change:	The following table sets forth the number of additional shares of the Issuer’s common stock by which the conversion rate will be increased for conversions in connection with a make-whole fundamental change per $1,000 principal amount of notes based on the stock price and effective date of such make-whole fundamental change:

Stock Price

Effective Date	$5.67	$6.00	$8.00	$10.00	$12.00	$14.00	$16.00	$20.00	$25.00	$30.00	$35.00

August 6, 2012	52.6006	49.0671	27.0713	16.4023	10.5384	7.0481	4.7502	2.2536	0.9456	0.3316	0.0837
August 1, 2013	52.6006	48.8801	26.2527	15.3325	9.4637	6.0702	4.0066	1.8453	0.6690	0.1903	0.0162
August 1, 2014	52.6006	48.5903	24.7193	13.6224	7.9852	4.8032	3.0207	1.2188	0.3542	0.0520	0.0000
August 1, 2015	52.6006	47.0866	21.8444	10.8562	5.7031	3.1149	1.7314	0.5789	0.0936	0.0000	0.0000
August 1, 2016	52.6006	44.4133	16.9721	6.5833	2.6441	1.1126	0.4864	0.0780	0.0000	0.0000	0.0000
August 5, 2017	52.6006	42.8765	1.2338	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000

The exact stock prices and effective dates may not be set forth in the table above, in which case:

•

if the stock price is between two stock price amounts in the table or the effective date is between two effective dates in the table, the number of additional shares will be determined by straight-line interpolation between the number of additional shares set forth for the higher and lower stock price amounts and the earlier and later effective dates, as applicable, based on a 365-day year;

•

if the stock price is in excess of $35.00 per share (subject to adjustment in the same manner as the stock prices set forth in the column headings of the table above), no additional shares will be added to the conversion rate; and

•

if the stock price is less than $5.67 per share (subject to adjustment in the same manner as the stock prices set forth in the column headings of the table above), no additional shares will be added to the conversion rate.

Notwithstanding the foregoing, in no event will the total number of shares of common stock issuable upon conversion exceed 176.3668 per $1,000 principal amount of notes, subject to adjustments in the same manner as the conversion rate as set forth under “—Conversion Rate Adjustments” in the Notes Prospectus Supplement.

Changes to Preliminary Prospectus Supplements

The Issuer is increasing the aggregate principal amount of notes that it is offering in the Notes Offering from $150 million to $220 million (assuming no exercise of the over-allotment option).

Common Stock Offering—Use of proceeds: As a result of the change in the offering price of the common stock from the price assumed in the Common Stock Prospectus Supplement, the language set forth under the heading “Use of proceeds” on page S-23 of the Common Stock Prospectus Supplement is hereby superseded by the following:

We estimate that the net proceeds to us from the sale of the shares will be approximately $67 million, or $77 million if the underwriters’ over-allotment option is exercised in full (in each case, net of underwriting discounts and commissions and fees and expenses of the offering). We intend to use the net proceeds from the Common Stock Offering for general corporate purposes, including land acquisition and development, home construction and other related purposes.

Notes Offering—Use of proceeds: As a result of the increase in the size of the Notes Offering, the language set forth under the heading “Use of proceeds” on page S-32 of the Notes Prospectus Supplement is hereby superseded by the following:

We estimate that the net proceeds to us from the sale of the notes will be approximately $213 million, or $245 million if the underwriters’ over-allotment option is exercised in full (in each case, net of underwriting discounts and commissions and fees and expenses of the offering). We intend to use the net proceeds from the Notes Offering for general corporate purposes, including land acquisition and development, home construction and other related purposes.

Capitalization: As a result of the increase in the size of the Notes Offering and the change in the offering price of the common stock from the price assumed in the Common Stock Prospectus Supplement and the Notes Prospectus Supplement, the language set forth under the heading “Capitalization” on page S-24 of the Common Stock Prospectus Supplement and page S-33 of the Notes Prospectus Supplement is hereby superseded by the following:

The following table sets forth our capitalization as of June 30, 2012:

•	on an actual basis;

•

on an adjusted basis solely to reflect the issuance of the 12,500,000 shares of our common stock offered in the Common Stock Offering at a public offering price of $5.67 per share (assuming no exercise of the underwriters’ over-allotment option for the Common Stock Offering);

•

on an adjusted basis solely to reflect the completion of the Notes Offering of $220,000,000 aggregate principal amount of our 1 1/4% Senior Convertible Notes due 2032 (assuming no exercise of the underwriters’ over-allotment option for the Notes Offering); and

•	on a further adjusted basis to reflect the completion of both the Common Stock Offering and the Notes Offering (in each case assuming no exercise of the underwriters’ over-allotment option).

Neither the Common Stock Offering nor the Notes Offering is contingent on the completion of the other.

You should read the following table in conjunction with the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and notes included in our Annual Report on Form 10-K for the year ended December 31, 2011, and our Quarterly Report on Form 10-Q for the quarter ending June 30, 2012, each of which are incorporated by reference in the Common Stock Prospectus Supplement and the Notes Prospectus Supplement, and with the sections entitled “Description of capital stock” in the Common Stock Prospectus Supplement and the Notes Prospectus Supplement, “Description of notes” in the Notes Prospectus Supplement, “Description of other indebtedness” in the Notes Prospectus Supplement and “Description of Securities” in the related base prospectus dated July 31, 2012.

	As of June 30, 2012
(Dollars in thousands) (unaudited)	Actual	As adjusted solely for the Common Stock Offering	As adjusted solely for the Notes Offering	As adjusted for the Common Stock Offering and the Notes Offering
Cash and equivalents(1)	$325,312	$392,393	$538,212	$605,293

Debt:
Secured project debt and other notes payable	$4,934	4,934	4,934	4,934
6% Convertible Senior Subordinated Notes due 2012, net of discount (2)	38,490	38,490	38,490	38,490
6 1/4% Senior Notes due 2014	4,971	4,971	4,971	4,971
7% Senior Notes due 2015	29,789	29,789	29,789	29,789
10 3/4% Senior Notes due 2016, net of discount(3)	264,352	264,352	264,352	264,352
8 3/8% Senior Notes due 2018, net of premium(4)	580,184	580,184	580,184	580,184
8 3/8% Senior Notes due 2021, net of discount(5)	396,962	396,962	396,962	396,962
1 1/4% Senior Convertible Notes due 2032	—	—	220,000	220,000
Mortgage credit facilities	44,427	44,427	44,427	44,427

Total debt	1,364,109	1,364,109	1,584,109	1,584,109

Stockholders’ equity:
Preferred Stock, $0.01 par value; 10,000,000 shares authorized; 450,829 shares issued and outstanding at June 30, 2012	5	5	5	5
Common Stock, $0.01 par value; 600,000,000 shares authorized; 199,933,447 shares issued and outstanding at June 30, 2012(6)	1,999	2,124	1,999	2,124
Additional paid-in capital	1,246,058	1,313,014	1,246,058	1,313,014
Accumulated deficit	(585,983)	(585,983)	(585,983)	(585,983)
Accumulated other comprehensive loss, net of tax	(5,455)	(5,455)	(5,455)	(5,455)

Total stockholders’ equity	656,624	723,705	656,624	723,705

Total capitalization	$2,020,733	$2,087,814	$2,240,733	$2,307,814

(1)	Includes $26.4 million of restricted cash.
(2)	Represents accreted value, with principal amount of $39.6 million.
(3)	Represents accreted value, with principal amount of $280.0 million.
(4)	Represents accreted value, with principal amount of $575.0 million.
(5)	Represents accreted value, with principal amount of $400.0 million.
(6)	Excludes 23.6 million shares of common stock reserved for issuance upon exercise of outstanding share-based awards.

Homebuilding Indebtedness: As a result of the increase in the size of the Notes Offering, the following financial items presented under the headings “Summary,” “Risk factors” and “Description of notes” in the Notes Prospectus Supplement and under the heading “Risk factors” in the Common Stock Prospectus Supplement are hereby supplemented and superseded by the following:

As of June 30, 2012, the principal amount of our homebuilding debt outstanding was $1,334.3 million (excluding indebtedness relating to our mortgage banking operation and letter of credit facilities of our Unrestricted Subsidiaries, as defined in the Notes Prospectus Supplement under “Description of notes—Certain Definitions”), including $4.9 million of secured indebtedness. Assuming we had consummated the Notes Offering as of such date, the principal amount of our homebuilding debt would have been approximately $1,554.3 million (including the notes, but excluding indebtedness relating to our mortgage banking operation and letter of credit facilities of our Unrestricted Subsidiaries, as defined in the Notes Prospectus Supplement under “Description of notes—Certain Definitions”), $4.9 million of which would be secured and effectively senior to the notes and $39.6 million of which would be subordinated to the notes.

Additional conforming changes are made throughout the Common Stock Prospectus Supplement and the Notes Prospectus Supplement to reflect the increase in the size of the Notes Offering and the change in the offering price of the common stock from the price assumed in the Common Stock Prospectus Supplement and the Notes Prospectus Supplement.

This information does not purport to be a complete description of the common stock, the Common Stock Offering, the notes or the Notes Offering. This communication does not constitute an offer to sell or the solicitation of an offer to buy any common stock or notes in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction.

Standard Pacific has filed a registration statement (including a prospectus and preliminary prospectus supplements) with the SEC for the Common Stock Offering and Notes Offering. Before you invest, you should read the prospectus (including the preliminary prospectus supplements) in that registration statement and other documents Standard Pacific has filed with the SEC for more complete information about Standard Pacific and these offerings. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, copies of the prospectuses relating to the offerings may be obtained from your sales representative: J.P. Morgan Securities LLC, toll free at (866) 803-9204; Citigroup, toll free at (800) 831-9146; Credit Suisse Securities (USA) LLC, toll free at (800) 221-1037; or BofA Merrill Lynch, toll free at (866) 500-5408.

Any legends, disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such legends, disclaimers or other notices have been automatically generated as a result of this communication having been sent via Bloomberg or another system.